04036439

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

August 17, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 AUG 23 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3 2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copies of the following press releases in English:

1. J-COM BROADBAND INTRODUCES WIRELESS LAN BUILT-IN MODEMS FOR BROADBAND INTERNET CUSTOMERS
2. JUPITER TELECOMMUNICATIONS ANNOUNCES SECOND QUARTER 2004 FIGURES
3. J-COM BROADBAND TO ACCELERATE THE INTRODUCTION OF J-COM TV DIGITAL IN SAPPORO
4. JUPITER TELECOMMUNICATIONS ISSUES NEW SHARES THROUGH THIRD PARTY ALLOTMENT

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8204, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Atsuko Omura
Vice President
Corporate Communications Department

J:COM Broadband
Great things...done simply.

July 28, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

JUPITER TELECOMMUNICATIONS ISSUES NEW SHARES THROUGH THIRD PARTY ALLOTMENT

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the issuance of new shares by third party allotment, a process by which additional capital is raised by issuing a number of new shares and adjusting the shareholdings of the company accordingly. The new share issuance was approved by the J-COM Broadband board of directors on July 9, 2004 and by the shareholders at a subsequent shareholders meeting held on July 26, 2004.

With this capital increase, J-COM Broadband's major shareholders' investment ratio will change as follows.

- Liberty Media Group: from 45.31% to 45.45%
- Sumitomo Corp.: from 31.93% to 32.03%
- Microsoft Group: from 19.40% to 19.46%

After the issuance of the new shares, J-COM Broadband's shareholders will have the following adjusted levels of company ownership:

Shareholders	Percentage ownership
Liberty Media Group	45.45%
Sumitomo Corp.	32.03%
Microsoft Group	19.46%
Mitsui & Co., Ltd.	1.53%
Matsushita Electric Industrial Co., Ltd.	1.53%

There will be 461,539 new shares of common stock issued at a price of 65,000 yen per share for this allotment. With a total price of 30,000,035,000 yen, 32,500 yen per share is not included in the capital raised. The subscription date and payment date will both be August 5, 2004, and the record date is July 1, 2004. The allotment and number of allocated shares is as follows:

- LMI Japan IV, Inc. (Common shares: 216,382 shares)
- Sumitomo Corp. (Common shares: 152,505 shares)
- Microsoft Holdings V, Inc. (Common shares: 92, 652 shares)

The above terms are subject to the effectiveness of any filings required pursuant to the securities and exchange laws as well as the completion of any other necessary procedures.

The total number of issued shares and capital to be modified according to this capital increase are:

- Currently issued shares: 4,684,535 shares
  (Current capital): 63,132,997,859 yen

- Increase in issued shares: 461,539 shares
  (Increase in capital): 15,000,017,500 yen

- Number of issued shares after the capital increase: 5,146,074 shares
  (Capital after increase): 78,133,015,359 yen

All of the amounts to be received from the capital increase will be allocated to the repayment of existing loans.

J-COM Broadband owns and/or operates 20 local cable companies throughout Japan (serving customers in 31 systems), utilizing advanced broadband network technology to bring television, telephone and Internet services in our service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,838,800 subscribing households (as of June 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.9 million (as of June 30, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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July 13, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND INTRODUCES WIRELESS LAN BUILT-IN MODEMS FOR BROADBAND INTERNET CUSTOMERS

A First in the Cable Internet Industry, J-COM Net Will Offer Customers the Option of In-Home Wireless Convenience

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced that its high-speed cable Internet service, J-COM Net, will begin offering a service using wireless LAN built-in modems as a new option to J-COM Net's service menu. For customers of "J-COM Net Premier," J-COM Net's popular 30 Mbps high-speed Internet service, J-COM Broadband will introduce a wireless LAN modem for customers – with the functionality of a DOCSIS 2.0-compliant cable modem and IEEE802.11b/g-compliant cable modem. The company will begin testing the service in J-COM Broadband's Sapporo system at the end of August 2004, and is planning a full-scale launch of the service in all J-COM Broadband systems beginning in October 2004.

As the number of Japanese households with two or more personal computers increases, many consumers are building their own LAN networks in the home. With this new service option, J-COM Broadband is responding to the need and desire for the technology by offering standards-compliant ways to maintain broadband performance in a wireless environment.

This is the first time that any large cable operator has offered wireless networking as part of its Internet access services, and J-COM Broadband believes that the convenience of having wireless access to the Internet will allow additional users the opportunity to explore broadband Internet services.

Japan's largest multiple systems operator(MSO), J-COM Broadband operates 20 cable companies (consisting of 31 systems) in its operating areas, and has been offering cable television services (J-COM TV), broadband cable Internet services (J-COM Net) and cable telephone services (J-COM Phone) to customers in these areas. J-COM Net offers two levels of Internet access service: an 8 Mbps standard service for ¥4980 per month (¥5229 including tax), and the 30 Mbps J-COM Net Premier service for ¥5500 per month (¥5775 including tax). J-COM Net offers a host of optional services including parental controls (Parent Eye) and virus scanning services (including Virus Scan Service and Website Virus Scan Service) that are provided at no additional charge to the customer. J-COM Net will be offering the wireless LAN modem service as an additional option.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,799,100 subscribing households (as of March 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households or "homes passed" in J-COM Broadband's franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.2 million (as of March 31, 2004). J-COM Broadband's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of March 31, 2004). For more information, visit J-COM Broadband's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

July 23, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

JUPITER TELECOMMUNICATIONS ANNOUNCES SECOND QUARTER 2004 FIGURES

J-COM's Subscribing Households Have Increased by 9.6 Percent,

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the second quarter of 2004. J-COM Broadband owns and/or operates 20 local cable companies throughout Japan (serving customers in 31 systems), utilizing advanced broadband network technology to bring television, telephone and Internet services in our service areas. J-COM Broadband's subscribing households, the number of households subscribing to at least one J-COM Broadband service through its broadband system network, increased by 161,000 year-over-year to 1,838,800 as of June 30, 2004, an increase of 9.6 percent since June 30, 2003.

Between April 1, 2004 and June 30, 2004, the number of households subscribing to J-COM TV increased by 21,900. The number of households subscribing to J-COM Phone increased by 49,400, and the number of households subscribing to J-COM Net increased by 33,900 during the same period of time. The year-over-year comparisons are detailed below:

Numbers are in thousands (000s), rounded to the nearest hundred:

	Number of Households Subscribing to			**Number of Households Subscribing to at Least 1 J-COM Broadband Service**
	J-COM TV	J-COM Phone	J-COM Net	
As of June 30, 2004	1,578.0	659.2	700.9	1,838.8
As of June 30, 2003	1,475.7	446.4	567.4	1,677.8
Number of Increase	102.3	212.8	133.5	161.0
Percent Increase	6.9%	47.7%	23.5%	9.6%

Demonstrating the effectiveness of J-COM Broadband's bundled services approach, the average number of J-COM Broadband services subscribed to by each subscribing household increased to 1.60 as of June 30, 2004, up from 1.48 as of June 30, 2003.

Based in Tokyo, J-COM Broadband provides broadband services through 20 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM Broadband's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,838,800 subscribing households (as of June 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.9 million (as of June 30, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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July 29, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND TO ACCELERATE THE INTRODUCTION OF J-COM TV DIGITAL IN SAPPORO

J-COM Broadband Moves Launch up by 2 Months, Transmitting Content from Digital Headend in Kanto by Optical Fiber

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its intent to accelerate the deployment of J-COM TV Digital in Sapporo. Originally scheduled for January 2005, J-COM TV Digital will launch in Sapporo in November 2004, rounding out the network-wide introduction of J-COM TV's digital video product. J-COM TV Digital service began rolling out in April 2004 in Kanto, expanding to the Kansai area in May and Kyushu in June. The number of subscribers has been steadily growing, and the company is interested in completing the product rollout so that J-COM TV Digital will be available in all of the J-COM Broadband service areas.

To provide J-COM TV Digital services, J-COM Broadband receives program signals that have been uplinked and delivered via satellite. The signals are received at J-COM Broadband's digital headend (the technical office that processes and distributes data and video signals over J-COM Broadband's network), and then sent out via J-COM Broadband's optical fiber and cable network to each customer's set-top box. However, to expedite the rollout of digital services to Sapporo, J-COM Broadband will use 800 kilometers of fiber to transmit, via cable, the CS digital channel signals from J-COM Broadband's Tokyo headend to a J-COM Broadband Sapporo sub-headend, which will then send the signals on to customers' homes. This solution will serve as a model for long-distance video transmission via fiber for J-COM TV services.

The J-COM TV Digital service offerings in Sapporo include a package of CS digital broadcasting (basic channels), BS digital broadcasting, pay-per-view programming, an electronic programming guide (EPG) and several premium channel options. The monthly fee for the standard digital service will be 4,980 yen (not including tax). In addition, high definition content selections are provided with J-COM TV Digital as are high quality 5.1 surround sound capabilities.

The popularity of the J-COM Broadband Digital service has largely been driven by the convenience and value included in the service package. Each individual customer can select from a wide variety of programming options, tuners and antennas are unnecessary with the cable set-top box and interactive services such as pay-per-view and the electronic programming guide (EPG) allow family members to manage their entertainment choices to more closely fit their personal needs and styles. J-COM Broadband plans to aggressively develop additional interactive and on-demand services (including Video on Demand/VOD) using the merits and characteristics of the digital platform. J-COM Broadband has already begun testing VOD options in the Tokyo area.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,838,800 subscribing households (as of June 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.9 million (as of June 30, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of June 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.